CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Precious Metals Exploration Corporation:

We consent to the inclusion in the foregoing form S-1 of Precious Metals Exploration Corporation (the “Company”) of our report dated March 18, 2016 relating to our audit of the balance sheet of Precious Metals Exploration Corporation (the “Company”) as of December 31, 2015 and the related statement of operations, stockholders’ deficit and cash flows for the period from inception, March 27, 2015 to December 31, 2015. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no revenues and income since inception. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Anton and Chia, LLP

Newport Beach, California

March 18, 2016